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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              DIPLOMAT CORPORATION

                                   FORM 12b-25

                                                Commission File Number 33-22432

                           NOTIFICATION OF LATE FILING

(Check One):     [X] Form 10-KSB     [ ] Form 11-K     [ ] Form 20F
                 [ ] Form 10-QSB     [ ] Form N-SAR

                 For Period Ended: September 30, 1997
                                   -------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                 For the Transition Period Ended:
                                                  ----------------------------

  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Diplomat Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
25 Key Fries Drive
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City, state and zip code Stony Point, New York 10980
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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


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[X]      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The Company is unable to file its form 10-KSB for the year ended September 30, 1997 within the prescribed period because it does not yet have the required financial information. However, the Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Wesley C. Fredericks, Jr.                              (212) 752-9700
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              (Name)                            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [ ] No

         Due to certain acquisitions, the Company expects revenues to be materially higher than in the last fiscal year, however, accurate financial information as to total losses or net income is not yet available.


                              Diplomat Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 30, 1997              By  /s/ Jonathan Rosenberg
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                                         Jonathan Rosenberg
                                         President and Chief Executive Officer

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                                               December 29, 1997



The financial statements for Diplomat Corporation and consolidated subsidiaries for the year ended September 30, 1997 have not been completed. The delay in completing these financial statements is primarily due to an acquisition of a new significant subsidiary in the last quarter of the fiscal year.



                                               /s/ Stephen R. Feldman
                                               Stephen R. Feldman
                                               for Feldman Radin & Co., P.C.